FOR IMMEDIATE RELEASE                                          EARNINGS RELEASE
---------------------                                          ----------------

       Top Image Systems Reports Fourth Quarter and Full Year 2002 Results
       -------------------------------------------------------------------

Tel Aviv, Israel, March 12, 2003 - Top Image Systems, Ltd., (NASDAQ: TISA), a leader in enterprise solutions that improve enterprises' business processes by integrating information of different types and from multiple sources into corporate information systems, announced today its fourth quarter and year 2002 financial results.

Revenues in the fourth quarter of 2002 were $1.65 million compared with $3.61 million in the fourth quarter of 2001. The company's net loss for the quarter was $1.38 million compared with $0.6 million in the fourth quarter of 2001. Loss per share was $0.226 compared with a loss per share of $0.095 in the fourth quarter of 2001. Total expenses, including cost of revenues, in the fourth quarter of 2002 were $3.03 million compared with $4.23 million in the corresponding period of 2001, showing a decrease of 28%.

Revenues for the year ended December 31, 2002 were $7.80 million compared with $11.96 million in the corresponding period of 2001. The company's net loss for the year 2002 was $3.83 million compared with a net loss of $2.79 million in the corresponding period of 2001. Loss per share was $0.628 compared with a loss per share of $0.440 in the corresponding period of 2001. The total expenses, including cost of revenues, for year 2002 were $11.81 million, 22% less than the total expenses in year 2001, totaling $15.07 million.

Ido Schechter, Chief Executive Officer of Top Image Systems, Ltd. stated: "Like many companies in the IT arena, we have suffered from the difficult economical climate, though we succeeded in broadening our partners base and with their help, to close several important deals. In mid November, we held a very successful channel event in Prague. The event drew more than 80 different participants worldwide, from countries as diverse as the US, France, Germany, South Africa, India, UK, Singapore, Australia, Spain, Portugal, Brazil and more. During the year, partner agreements were signed with several business system suppliers, such as IBM. We have expanded our operation into new markets such as Spain, France and Australia. The eFLOW platform's customer list has gradually grown, and at the end of the year, includes the US based logistics and trucking company, Schneider Logistics, the South Africa based insurance company, Discovery, the Slovak government that chose TiS to process all tax forms and the Israeli Airport Authority, among others. We have successfully completed the Italian, Cypriot and Irish census projects and progressed to the second phase of the Indian census, the largest census project in the world, where the eFLOW platform solution currently processes around 6 million forms per week. Through an extensive research and development work,

TiS has improved the eFLOW platform capabilities, concentrating on our Freedom technology to process semi-structured forms of all kinds.

During the second half of the year, TiS carried out cost cutting measures, which fully took effect at the end of the year. All expenses related to these measures were included in year 2002 financial reports. We expect this restructuring step to reduce our total expenses, including cost of revenues, by over $3 million on an annualized basis. We believe that our timely restructuring and workforce reduction will help us achieve better results. As of December 31, 2002, the company had a cash balance of $7.4 million. We believe that this remains our competitive strength, especially in the current market situation.

Despite 2002 performance, we are encouraged to notice that our technology kept winning in all technical evaluations in this quarter. We continue to witness intense interest in our solution in the market, and have received positive responses as to the technological advantages of our eFLOW platform."

About Top Image Systems
-----------------------

Top Image Systems, Ltd. (TiS) is a leading innovator of enterprise content gateway solutions for managing and validating the flow of information between an enterprise and its customers, trading partners and employees. TiS' eFLOW Unified Content Platform is a common architecture for any content entering the enterprise, whether originating from mobile, electronic, paper, archive images or other sources. TiS solutions deliver the content to applications that drive the organization. TiS markets its products in more than 30 countries through a multi-tier network of distributors, system integrators and value added resellers, as well as strategic partners. For more information on TiS, visit the company's web site at http://www.topimagesystems.com.
                      ------------------------------

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.

Contacts:
---------
Adi Granot
Investor and Public Relations Manager
Top Image Systems Ltd.
Tel: +972-3-767-9114
E-mail:  adi@TopImageSystes.com
         ----------------------


FINANCIAL TABLES FOLLOW

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                                                         Top Image Systems Ltd

Consolidated Statements of Operations (Israeli GAAP) for the
-------------------------------------------------------------------------------

                                      Three months ended December 31,                   Year ended December 31,
                                            2002                 2001                   2002                   2001
                                               $                    $                       $                       $
                                     (unaudited)          (unaudited)               (audited)              (audited)
                                     -----------          -----------             -----------            -----------
 REVENUES
 Product Revenues                      1,281,628            2,986,350               6,423,348              9,913,851
 Service revenues                        367,213              623,291               1,375,745              2,045,398
                                     -----------          -----------             -----------            -----------
 Total revenues                        1,648,841            3,609,641               7,799,093             11,959,249
                                     -----------          -----------             -----------            -----------
 COST OF REVENUES
 Product costs                           677,832              594,183               2,268,915              2,487,902
 Service costs                           115,677               78,575                 736,548                584,431
                                     -----------          -----------             -----------            -----------
 Total cost of revenues                  793,509              672,758               3,005,463              3,072,333
                                     -----------          -----------             -----------            -----------
 Gross profit                            855,332            2,936,883               4,793,630              8,886,916

 EXPENSES
 Research and development                228,959              570,857               1,340,408              2,198,628
                                     -----------          -----------             -----------            -----------
 Selling and marketing                 1,303,246            1,775,867               5,386,460              6,791,707
 General and administrative              390,243              504,371               1,764,157              2,302,915
 Restructuring costs and other
 special changes                         313,955              706,000                 313,955                706,000
                                     -----------          -----------             -----------            -----------
                                       2,007,444            2,986,238               7,464,572              9,800,622
                                     -----------          -----------             -----------            -----------
 Operating loss                      (1,381,071)            (620,212)             (4,011,350)            (3,112,334)
 Financing income, net                     2,687               25,365                 187,318                287,197
 Other income (expenses), net                  -              (3,908)                 (3,756)                 33,708
                                     -----------          -----------             -----------            -----------
 Loss before taxes on income         (1,378,384)             (598,755)            (3,827,788)             (2791,429)
 Taxes on Income                              _                     _                      _                      _
                                     -----------          -----------             -----------            -----------
 Loss after taxes on income          (1,378,384)             (598,755)            (3,827,788)             2,791,429)
                                     -----------          -----------             -----------            -----------
 Net Loss for the period             (1,378,384)             (598,755)            (3,827,788)            (2,791,429)
                                     ===========          ============           ============            ===========

 Net Loss per share                      (0.226)               (0.095)                (0.628)                (0.440)
                                     ============         ============           ============            ===========
 Weighted average number of
 shares used to compute net
 loss per share                        6,098,890             6,341,390              6,098,890              6,341,390
                                     ============         ============           ============            ===========



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                                                          Top Image Systems Ltd

Consolidated Balance Sheets as at
-------------------------------------------------------------------------------

                                            December 31,          December 31,
                                                    2002                  2001
                                                       $                     $
                                               (audited)             (audited)
                                            ------------           ------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                      7,400,889              9,419,165
Marketable securities                            528,327                289,729
Trade receivables, net                         3,148,781              4,458,903
Other current assets                             299,164                402,905
                                              ----------             ----------
Total current assets                          11,377,161             14,570,702
                                              ----------             ----------

PROPERTY AND EQUIPMENT

Cost                                           1,694,686              1,644,464
Less accumulated depreciation                 1,160,368)              (889,893)
                                              ----------             ----------
                                                 534,318                754,571
                                              ---------              ----------
OTHER ASSETS                                      89,587                223,452
                                              ----------             ----------
                                              ----------             ----------
TOTAL ASSETS                                  12,001,066             15,548,725
                                              ==========             ==========

                                                         Top Image Systems Ltd
Consolidated Balance Sheets as at
-------------------------------------------------------------------------------

                                              December 31,        December 31,
                                                      2002                2001
                                                       $                     $
                                                 (audited)           (audited)
                                              ------------        ------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term bank loans                             848,310              684,273
Trade payables                                    352,597              334,266
Other payables and accruals                     2,436,745            2,259,708
                                             ------------         ------------
Total current liabilities                       3,637,652            3,278,247
                                             ------------         ------------
LONG TERM LIABILITIES:
Liability for severance pay, net                  161,149              249,881
                                             ------------         ------------
Total long-term liabilities                       161,149              249,881
                                             ------------         ------------
Total liabilities                               3,798,801            3,528,128
                                             ------------         ------------

COMMITMENTS, CONTINGENCIES AND LIENS

SHAREHOLDERS' EQUITY
Share capital - Ordinary share of
 NIS 0.04 par value                                73,079               73,079
Surplus capital                                22,338,969           22,329,513
Accumulated deficit                          (14,209,783)         (10,381,995)
                                             ------------         ------------

Total shareholders' equity                      8,202,265           12,020,597
                                             ------------         ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     12,001,066           15,548,725
                                             ============          ===========